Canadian parents concerned about legalization of cannabis,
agree not enough information available to youth about cannabis use risks

MONCTON, NEW BRUNSWICK (August 27, 2018): According to a survey commissioned by Organigram Inc., a leading licensed producer of medical marijuana (Parent company: Organigram Holdings Inc. (TSXV: OGI) (OTCQB: OGRMF)), a majority of Canadian parents (60 per cent) are concerned about cannabis legalization. More than half of the parents surveyed (54 per cent) feel there is currently not enough information available to youth about the risks associated with cannabis use and only three in ten parents feel “very prepared” to educate their children about cannabis.

“As we move toward the legalization of cannabis, it’s important that we take pulse checks along the way,” said Ray Gracewood, Chief Commercial Officer, Organigram. “By asking parents how they feel, we get a real-time sense of not only what’s keeping Canadian parents up at night, but the opportunities we have, as a company and as an industry, and in collaboration with healthcare professionals and educators, to address their concerns. If the safety of youth is a priority of legalization, this discussion is critical.”

The survey also revealed that:

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Nearly half of parents (46 per cent) with children aged four and up have already discussed cannabis legalization with their children, though only one-quarter (26 per cent) of that group have discussed this in detail. One in ten (9 per cent) do not plan on discussing legalization with their children.

•	One-third of all parents (35 per cent) feel “very confident” they could recognize signs of cannabis use in their child.

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Two-thirds of parents (67 per cent) are most trusting of physicians or other healthcare professionals when it comes to information to help parents educate children about cannabis and its appropriate use.

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Canadian parents feel it is important to have information on topics relating to: the perception that cannabis use leading to the use of “harder” drugs (84 per cent); the comparative effects of different forms of cannabis (e.g. edibles compared to smoking cannabis) (88 per cent); and the likelihood of cannabis use leading to tobacco use (74 per cent).

When asked about the education of youth about cannabis, the top priority that parents identified from a list of potential priorities for children is the importance of not driving under the influence of cannabis (87 per cent). Other top priorities include the negative effects of cannabis use on their bodies (75 per cent), how to turn down offers to use cannabis (75 per cent), and risks of use with other substances (74 per cent).

“Legalization is coming and this research highlights the fact that Canadian parents have concerns,” said Dr. Michael Verbora, Chief Medical Officer of Aleafia Total Health. “Ask yourself: what are your concerns? I would encourage parents to seek information on the risks and realities from a credible source, like a physician or health authority, and start having those conversations now. Knowledge is power and will be key to proactive, open dialogue in Canadian homes. Frank discussion and well-informed families will help protect youth in this new era of cannabis legalization.”

Regional Highlights

While Canadian parents are aligned on many of their concerns and priorities, there are notable differences across regions. For example:

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Current reported cannabis use is highest among Atlantic Canadian parents (20 per cent) and British Columbian parents (16 per cent), and potential reported use is also highest among Atlantic Canadian parents (22 per cent). Having never used cannabis and having no intention to use it is reported as highest among parents in Quebec (43 per cent) and parents in Ontario (42 per cent).

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Atlantic Canadian parents are most likely of all regions to strongly support legalization (39 per cent), to not be concerned about legalization (52 per cent) and to feel very prepared to educate their children about cannabis (43 per cent). Quebecios parents are those most likely of parents in all regions to strongly oppose legalization (35 per cent), to be concerned about legalization (69 per cent), and to not feel prepared to educate their children about cannabis (37 per cent).

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Atlantic Canadian parents and parents from the Prairies are those most likely of parents in all regions to feel very confident that they could recognize signs of cannabis use in their children (44 per cent and 40 per cent, respectively).

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Ontarian parents are more likely than those in other regions to trust the following sources for cannabis education: physicians/health care professionals, the provincial government, and the federal government.

As a company committed to the education of youth and young adults, Organigram is currently supporting responsible cannabis use and harms reduction initiatives including, among others, those developed by both the Province of New Brunswick and Mount Allison University. Officials from Organigram hope the findings of this recent survey may inspire conversations in Canadian homes on the importance of educating youth on cannabis, pre and post-legalization.

“The most important goal of cannabis legalization is the protection of Canadian youth,” says Greg Engel, CEO, Organigram. “As a company, we will continue to support the education of Canadians about cannabis and will continue to collaborate with those on the front lines of this discussion.”

Educational Resources

Organigram also applauds the federal government and provincial governments’ ongoing commitment to the protection of youth. As announced earlier this year, federal funding has been allocated through the Canadian Institutes of Health Research for 14 research projects relative to the impact of cannabis on, among other issues, childhood health and mental health.

Organigram has recently launched a Parent Resource Library on its website (www.organigram.ca/parentresources) which provides access to educational information from sources including the Canadian Centre of Substance Abuse and Addiction, The Government of New Brunswick and Health Canada.

About the Survey

Environics Research conducted an online survey of 1,005 Canadian parents with children under the age of 18 who live in their home at least part of the time. Quotas were in place to ensure representation by province, gender and by age of child. The survey was in field from June 26 to July 9, 2018.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Organigram please visit: www.Organigram.ca

For further information on this press release, please contact: For Investor Relations inquires, please contact: Dylan Rogers, Investor Relations Analyst, drogers@organigram.ca, (506) 232-0121; For Media inquires, please contact: Ray Gracewood, Chief Commercial Officer, rgracewood@organigram.ca, (506) 645-1653